# GMAC RFC

**Statement to Certificateholder**

| Distribution Information | Deal Information |
|---|---|
| | |

**Distribution Information**

1. Distribution Summary
2. Factor Summary
3. Components Information    *(Not Applicable)*
4. Interest Summary
5. Other Income Detail
6. Interest Shortfalls, Compensation and Expenses
7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts    *(Not Applicable)*
8. Collateral Summary
9. Repurchase Information
10. Loan Status Report (Delinquencies)
11. Deal Delinquencies (30 Day Buckets)
12. Loss Mitigation and Servicing Modifications
13. Losses and Recoveries
14. Credit Enhancement Report
15. Distribution Percentages
16. Overcollateralization Summary    *(Not Applicable)*
17. Excess Cash Flow, Overcollateralization Provisions and Derivative Amounts    *(Not Applicable)*
18. Performance Tests
19.  Lender Paid Mortgage Insurance    *(Not Applicable)*
20. Comments

**Deal Information**

| | |
|---|---|
| Deal Name: | Residential Accredit Loans Inc,  2007-QS3 |
| Asset Type: | Mortgage Asset-Backed Pass-Through Certificates |
| Closing Date: | 02/27/2007 |
| First Distribution Date: | 03/25/2007 |
| Determination Date: | 09/21/2007 |
| Distribution Date: | 09/25/2007 |
| Record Date: | |
| Book-Entry: | 08/31/2007 |
| Definitive: | 08/31/2007 |
| Fixed BE: | 08/31/2007 |
| Trustee: | Deutsche Bank Trust Company Americas |
| Main Telephone: | 714-247-6000 |
| GMAC-RFC | |
| Bond Administrator: | Rona Hsu |
| Telephone: | 818-260-1508 |
| Pool(s) : | 40486,40487 |

# GMAC RFC

Residential Accredit Loans Inc,  2007-QS3
September 25, 2007

### 1. Distribution Summary

| Class | CUSIP | Original Face Value | Beginning Notional / Principal Balance | Pass - Through Rate | Principal Distribution | Interest Distribution | Total Distribution (3) + (4) = (5) | Principal Loss | Interest Loss | Deferred Interest | Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | (1) | (2) | (3) | (4) | (5) | (6) | (7) | (8) | (9) |
| A-1 | 75116BAA6 | 300,000,000.00 | 280,100,049.71 | 6.50000000 | 4,473,124.72 | 1,517,208.60 | 5,990,333.32 | 0.00 | 0.00 | 0.00 | 275,626,924.99 |
| A-2 | 75116BAB4 | 300,000,000.00 | 280,100,049.71 | 6.00000000 | 4,473,124.72 | 1,400,500.25 | 5,873,624.97 | 0.00 | 0.00 | 0.00 | 275,626,924.99 |
| A-3 | 75116BAC2 | 165,158,000.00 | 154,202,546.70 | 6.25000000 | 2,462,574.44 | 803,138.26 | 3,265,712.70 | 0.00 | 0.00 | 0.00 | 151,739,972.26 |
| A-4 | 75116BAD0 | 19,620,000.00 | 19,620,000.00 | 6.25000000 | 0.00 | 102,187.50 | 102,187.50 | 0.00 | 0.00 | 0.00 | 19,620,000.00 |
| A-5 | 75116BAE8 | 106,896,000.00 | 106,896,000.00 | 6.25000000 | 0.00 | 556,750.00 | 556,750.00 | 0.00 | 0.00 | 0.00 | 106,896,000.00 |
| A-6 | 75116BAF5 | 9,063,000.00 | 9,063,000.00 | 6.25000000 | 0.00 | 47,203.13 | 47,203.13 | 0.00 | 0.00 | 0.00 | 9,063,000.00 |
| A-P | 75116BAG3 | 5,290,212.93 | 5,142,015.47 | 0.00000000 | 10,264.06 | 0.00 | 10,264.06 | 0.00 | 0.00 | 0.00 | 5,131,751.41 |
| A-V | 75116BAH1 | 971,611,636.86 [1] | 920,523,108.04 [1] | 0.37400825 | 0.00 | 286,902.70 | 286,902.70 | 0.00 | 0.00 | 0.00 | 909,054,556.82 [1] |
| R | 75116BAJ7 | 200.00 | 0.00 | 6.25000000 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| M-1 | 75116BAL2 | 32,063,500.00 | 31,973,212.81 | 6.25000000 | 24,182.16 | 166,527.15 | 190,709.31 | 0.00 | 0.00 | 0.00 | 31,949,030.65 |
| M-2 | 75116BAM0 | 11,173,500.00 | 11,142,036.69 | 6.25000000 | 8,427.01 | 58,031.44 | 66,458.45 | 0.00 | 0.00 | 0.00 | 11,133,609.68 |
| M-3 | 75116BAN8 | 8,258,700.00 | 8,235,444.43 | 6.25000000 | 6,228.67 | 42,892.94 | 49,121.61 | 0.00 | 0.00 | 0.00 | 8,229,215.76 |
| P | 75116BAS7 | 100.00 | 0.00 | 0.00000000 | 0.00 | 11,058.60 | 11,058.60 | 0.00 | 0.00 | 0.00 | 0.00 |
| B-1 | 75116BAP3 | 5,829,700.00 | 5,813,284.22 | 6.25000000 | 4,396.73 | 30,277.52 | 34,674.25 | 0.00 | 0.00 | 0.00 | 5,808,887.49 |
| B-2 | 75116BAQ1 | 4,372,200.00 | 4,359,888.38 | 6.25000000 | 3,297.50 | 22,707.75 | 26,005.25 | 0.00 | 0.00 | 0.00 | 4,356,590.88 |
| B-3 | 75116BAR9 | 3,886,523.93 | 3,875,579.92 | 6.25000000 | 2,931.20 | 20,185.31 | 23,116.51 | 0.00 | 0.00 | 0.00 | 3,872,648.72 |
| **Deal Totals** | | **971,611,636.86** | **920,523,108.04** | | **11,468,551.21** | **5,065,571.15** | **16,534,122.36** | **0.00** | **0.00** | **0.00** | **909,054,556.83** |

[1].Notional Balance

**GMAC RFC**

**2. Factor Summary**

*Amount /Original Amount per $1000 unit)*

| Class | CUSIP | Beginning Notional/ Principal Balance Factor | Principal Distribution Factor | Interest Distribution Factor | Total Distribution Factor | Deferred Interest Factor | Interest Shortfall Factor | Ending Notional/ Principal Balance Factor |
|---|---|---|---|---|---|---|---|---|
| A-1 | 75116BAA6 | 933.66683237 | 14.91041573 | 5.05736200 | 19.96777773 | 0.00000000 | 0.00000000 | 918.75641663 |
| A-2 | 75116BAB4 | 933.66683237 | 14.91041573 | 4.66833417 | 19.57874990 | 0.00000000 | 0.00000000 | 918.75641663 |
| A-3 | 75116BAC2 | 933.66683237 | 14.91041572 | 4.86284806 | 19.77326378 | 0.00000000 | 0.00000000 | 918.75641664 |
| A-4 | 75116BAD0 | 1,000.00000000 | 0.00000000 | 5.20833333 | 5.20833333 | 0.00000000 | 0.00000000 | 1,000.00000000 |
| A-5 | 75116BAE8 | 1,000.00000000 | 0.00000000 | 5.20833333 | 5.20833333 | 0.00000000 | 0.00000000 | 1,000.00000000 |
| A-6 | 75116BAF5 | 1,000.00000000 | 0.00000000 | 5.20833389 | 5.20833389 | 0.00000000 | 0.00000000 | 1,000.00000000 |
| A-P | 75116BAG3 | 971.98648486 | 1.94019790 | 0.00000000 | 1.94019790 | 0.00000000 | 0.00000000 | 970.04628696 |
| A-V | 75116BAH1 | 947.41877631 | 0.00000000 | 0.29528537 | 0.29528537 | 0.00000000 | 0.00000000 | 935.61513915 |
| R | 75116BAJ7 | 0.00000000 | 0.00000000 | 0.00000000 | 0.00000000 | 0.00000000 | 0.00000000 | 0.00000000 |
| M-1 | 75116BAL2 | 997.18411309 | 0.75419589 | 5.19366725 | 5.94786315 | 0.00000000 | 0.00000000 | 996.42991720 |
| M-2 | 75116BAM0 | 997.18411330 | 0.75419609 | 5.19366716 | 5.94786325 | 0.00000000 | 0.00000000 | 996.42991721 |
| M-3 | 75116BAN8 | 997.18411251 | 0.75419497 | 5.19366728 | 5.94786225 | 0.00000000 | 0.00000000 | 996.42991754 |
| P | 75116BAS7 | 0.00000000 | 0.00000000 | 110,586.00000000 | 110,586.00000000 | 0.00000000 | 0.00000000 | 0.00000000 |
| B-1 | 75116BAP3 | 997.18411239 | 0.75419490 | 5.19366691 | 5.94786181 | 0.00000000 | 0.00000000 | 996.42991749 |
| B-2 | 75116BAQ1 | 997.18411326 | 0.75419697 | 5.19366680 | 5.94786378 | 0.00000000 | 0.00000000 | 996.42991629 |
| B-3 | 75116BAR9 | 997.18411357 | 0.75419579 | 5.19366672 | 5.94786252 | 0.00000000 | 0.00000000 | 996.42991777 |

| **Deal Factor :** | 93.56151391% |
|---|---|

**GMAC RFC**

**4. Interest Summary**

*The following section only reports information for classes that have accrued interest for this distribution.*

| Class | Accrual Period | | Accrual Methodology | Beginning Notional/Principal Balance | Pass-Through Rate | Optimal Interest Amount | Interest Loss | Deferred Interest | Interest Shortfall Amount | Other Income | Interest Distribution (1)-(2)-(3)-(4)+(5)=(6) | Accrued Certificate Interest Remaining Unpaid |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Start | End | | | | (1) | (2) | (3) | (4) | (5) | (6) | |
| A-1 | 08/01/2007 | 08/31/2007 | 30/360 | 280,100,049.71 | 6.50000000 | 1,517,208.60 | 0.00 | 0.00 | 0.00 | 0.00 | 1,517,208.60 | 0.00 |
| A-2 | 08/01/2007 | 08/31/2007 | 30/360 | 280,100,049.71 | 6.00000000 | 1,400,500.25 | 0.00 | 0.00 | 0.00 | 0.00 | 1,400,500.25 | 0.00 |
| A-3 | 08/01/2007 | 08/31/2007 | 30/360 | 154,202,546.70 | 6.25000000 | 803,138.26 | 0.00 | 0.00 | 0.00 | 0.00 | 803,138.26 | 0.00 |
| A-4 | 08/01/2007 | 08/31/2007 | 30/360 | 19,620,000.00 | 6.25000000 | 102,187.50 | 0.00 | 0.00 | 0.00 | 0.00 | 102,187.50 | 0.00 |
| A-5 | 08/01/2007 | 08/31/2007 | 30/360 | 106,896,000.00 | 6.25000000 | 556,750.00 | 0.00 | 0.00 | 0.00 | 0.00 | 556,750.00 | 0.00 |
| A-6 | 08/01/2007 | 08/31/2007 | 30/360 | 9,063,000.00 | 6.25000000 | 47,203.13 | 0.00 | 0.00 | 0.00 | 0.00 | 47,203.13 | 0.00 |
| A-V | 08/01/2007 | 08/31/2007 | 30/360 | 920,523,108.04 [1] | 0.37400825 | 286,902.70 | 0.00 | 0.00 | 0.00 | 0.00 | 286,902.70 | 0.00 |
| M-1 | 08/01/2007 | 08/31/2007 | 30/360 | 31,973,212.81 | 6.25000000 | 166,527.15 | 0.00 | 0.00 | 0.00 | 0.00 | 166,527.15 | 0.00 |
| M-2 | 08/01/2007 | 08/31/2007 | 30/360 | 11,142,036.69 | 6.25000000 | 58,031.44 | 0.00 | 0.00 | 0.00 | 0.00 | 58,031.44 | 0.00 |
| M-3 | 08/01/2007 | 08/31/2007 | 30/360 | 8,235,444.43 | 6.25000000 | 42,892.94 | 0.00 | 0.00 | 0.00 | 0.00 | 42,892.94 | 0.00 |
| P | 08/01/2007 | 08/31/2007 | 30/360 | 0.00 | 0.00000000 | 0.00 | 0.00 | 0.00 | 0.00 | 11,058.60 | 11,058.60 | 0.00 |
| B-1 | 08/01/2007 | 08/31/2007 | 30/360 | 5,813,284.22 | 6.25000000 | 30,277.52 | 0.00 | 0.00 | 0.00 | 0.00 | 30,277.52 | 0.00 |
| B-2 | 08/01/2007 | 08/31/2007 | 30/360 | 4,359,888.38 | 6.25000000 | 22,707.75 | 0.00 | 0.00 | 0.00 | 0.00 | 22,707.75 | 0.00 |
| B-3 | 08/01/2007 | 08/31/2007 | 30/360 | 3,875,579.92 | 6.25000000 | 20,185.31 | 0.00 | 0.00 | 0.00 | 0.00 | 20,185.31 | 0.00 |
| **Deal Totals** | | | | **915,381,092.57** | | **5,054,512.55** | **0.00** | **0.00** | **0.00** | **11,058.60** | **5,065,571.15** | **0.00** |

1.Notional Balance

**5. Other Income Detail**

| Class | Prepayment Charges | | |
|---|---|---|---|
| | | | |
| P | 11,058.60 | | |
| **Deal Totals** | **11,058.60** | | |

**Statement to Certificateholder**

Residential Accredit Loans Inc,  2007-QS3

September 25, 2007

**6. Interest Shortfalls, Compensation and Expenses**

| | Current Prepayment Interest Shortfall Amount | Compensating Interest | Net Prepayment Interest Shortfall Amount (1) - (2)=(3) | Civil Relief Act Shortfall Count | Civil Relief Act Shortfall Amount | Compensation | | Advances | | Allowable Expenses per Governing Documents | Non - Recoverable Advances |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | (1) | (2) | (3) | | | Subservicer | Master Servicer | Subservicer | Master Servicer | | |
| **Deal Totals** | 8,762.13 | 8,762.13 | 0.00 | 0 | 0.00 | 192,272.15 | 53,813.97 | 391,135.02 | 0.00 | 0.00 | 0.00 |

**Statement to Certificateholder**

Residential Accredit Loans Inc, 2007-QS3

September 25, 2007

**8. Collateral Summary**

**A. Loan Count and Balances**

| | | Original Loan Count/ Scheduled Principal Balance | Beginning Loan Count/ Scheduled Principal Balance | Scheduled Principal | Curtailments | Payoffs | Matured Loans | Repurchases | Beginning Aggregate Scheduled Principal Balance of Liquidations/ Charge-offs | Ending Loan Count/Scheduled Principal Balance |
|---|---|---|---|---|---|---|---|---|---|---|
| Deal Totals | Count | 3,594 | 3,428 | N/A | 539 | 30 | 0 | 1 | 0 | 3,397 |
| | Balance/Amount | 971,611,636.86 | 920,523,108.04 | 417,161.07 | 214,571.51 | 10,558,895.09 | N/A | 277,923.55 | 0.00 | 909,054,556.82 |

**B. Weighted Averages**

| | Beginning Weighted Average Gross Mortgage Rate | Ending Weighted Average Gross Mortgage Rate | Ending Weighted Average Remaining Amortization Term | Ending Weighted Average Months to Maturity | Beginning Weighted Average Net Mortgage Rate | Ending Weighted Average Net Mortgage Rate | Beginning Weighted Average Unmodified Net Mortgage Rate | Net Weighted Average Cap Rate | Weighted Average Net Rate |
|---|---|---|---|---|---|---|---|---|---|
| Deal Totals | 6.90870558 | 6.90687736 | 352.31 | 350.51 | 6.58909593 | 6.58737119 | 6.58909593 | N/A | N/A |

**C. Constant Prepayment Rate**

| | 1 Month CPR | 3 Month CPR | 6 Month CPR | 12 Month CPR | Life CPR |
|---|---|---|---|---|---|
| Deal Totals | 13.50% | 12.96% | 10.82% | | 10.30% |

**9. Repurchases**

| | | Breaches Of Representations and Warranties | ARM Conversions | Optional Repurchases of Defaulted Loans | Others | Total (1)+(2)+(3)+(4)=(5) |
|---|---|---|---|---|---|---|
| | | (1) | (2) | (3) | (4) | (5) |
| Deal Totals | Count | 0 | 0 | 0 | 1 | 1 |
| | Scheduled Balance | 0.00 | 0.00 | 0.00 | 277,923.55 | 277,923.55 |

**GMAC RFC**

**10. Loan Status Report**

**Delinquency Calculation Method:** Mortgage Bankers Association

| Deal Totals | Current / Delinquent | | Bankruptcy | | Foreclosure | | REO | | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Count | Scheduled Balance | Count | Scheduled Balance | Count | Scheduled Balance | Count | Scheduled Balance | Actual Balance | Count | Scheduled Balance |
| **Current** | 3,192 | 844,987,768.52 | 2 | 373,271.35 | 0 | 0.00 | 0 | 0.00 | 0.00 | 3,194 | 845,361,039.87 |
| **30 days** | 98 | 26,852,823.75 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0.00 | 98 | 26,852,823.75 |
| **60 days** | 33 | 9,562,352.56 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0.00 | 33 | 9,562,352.56 |
| **90 days** | 20 | 5,692,569.06 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0.00 | 20 | 5,692,569.06 |
| **120 days** | 16 | 5,422,695.11 | 0 | 0.00 | 6 | 2,458,174.11 | 0 | 0.00 | 0.00 | 22 | 7,880,869.22 |
| **150 days** | 5 | 1,423,242.02 | 1 | 131,640.13 | 7 | 2,825,916.23 | 0 | 0.00 | 0.00 | 13 | 4,380,798.38 |
| **180 days** | 5 | 4,351,200.00 | 0 | 0.00 | 6 | 2,726,103.98 | 0 | 0.00 | 0.00 | 11 | 7,077,303.98 |
| **181+ days** | 0 | 0.00 | 0 | 0.00 | 5 | 1,934,800.00 | 1 | 312,000.00 | 312,000.00 | 6 | 2,246,800.00 |
| **Total** | **3,369** | **898,292,651.02** | **3** | **504,911.48** | **24** | **9,944,994.32** | **1** | **312,000.00** | **312,000.00** | **3,397** | **909,054,556.82** |
| **Current** | 93.97% | 92.95% | 0.06% | 0.04% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 94.02% | 92.99% |
| **30 days** | 2.88% | 2.95% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 2.88% | 2.95% |
| **60 days** | 0.97% | 1.05% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.97% | 1.05% |
| **90 days** | 0.59% | 0.63% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.59% | 0.63% |
| **120 days** | 0.47% | 0.60% | 0.00% | 0.00% | 0.18% | 0.27% | 0.00% | 0.00% | 0.00% | 0.65% | 0.87% |
| **150 days** | 0.15% | 0.16% | 0.03% | 0.01% | 0.21% | 0.31% | 0.00% | 0.00% | 0.00% | 0.38% | 0.48% |
| **180 days** | 0.15% | 0.48% | 0.00% | 0.00% | 0.18% | 0.30% | 0.00% | 0.00% | 0.00% | 0.32% | 0.78% |
| **181+ days** | 0.00% | 0.00% | 0.00% | 0.00% | 0.15% | 0.21% | 0.03% | 0.03% | 0.03% | 0.18% | 0.25% |
| **Total** | **99.18%** | **98.82%** | **0.09%** | **0.06%** | **0.71%** | **1.09%** | **0.03%** | **0.03%** | **0.03%** | **100.00%** | **100.00%** |

# GMAC RFC

## 11. Delinquency Data

| | Count / % Count | Balance / % Balance | | Count / % Count | Balance / % Balance | | Count / % Count | Balance / % Balance | | Count / % Count | Balance / % Balance | | Count / % Count | Balance / % Balance |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 1 Month | 98 | 26,852,823.75 | 13 Months | 0 | 0.00 | 25 Months | 0 | 0.00 | 37 Months | 0 | 0.00 | 49 Months | 0 | 0.00 |
| | 2.88% | 2.95% | | 0.00% | 0.00% | | 0.00% | 0.00% | | 0.00% | 0.00% | | 0.00% | 0.00% |
| 2 Months | 33 | 9,562,352.56 | 14 Months | 0 | 0.00 | 26 Months | 0 | 0.00 | 38 Months | 0 | 0.00 | 50 Months | 0 | 0.00 |
| | 0.97% | 1.05% | | 0.00% | 0.00% | | 0.00% | 0.00% | | 0.00% | 0.00% | | 0.00% | 0.00% |
| 3 Months | 20 | 5,692,569.06 | 15 Months | 0 | 0.00 | 27 Months | 0 | 0.00 | 39 Months | 0 | 0.00 | 51 Months | 0 | 0.00 |
| | 0.59% | 0.63% | | 0.00% | 0.00% | | 0.00% | 0.00% | | 0.00% | 0.00% | | 0.00% | 0.00% |
| 4 Months | 22 | 7,880,869.22 | 16 Months | 0 | 0.00 | 28 Months | 0 | 0.00 | 40 Months | 0 | 0.00 | 52 Months | 0 | 0.00 |
| | 0.65% | 0.87% | | 0.00% | 0.00% | | 0.00% | 0.00% | | 0.00% | 0.00% | | 0.00% | 0.00% |
| 5 Months | 13 | 4,380,798.38 | 17 Months | 0 | 0.00 | 29 Months | 0 | 0.00 | 41 Months | 0 | 0.00 | 53 Months | 0 | 0.00 |
| | 0.38% | 0.48% | | 0.00% | 0.00% | | 0.00% | 0.00% | | 0.00% | 0.00% | | 0.00% | 0.00% |
| 6 Months | 11 | 7,077,303.98 | 18 Months | 0 | 0.00 | 30 Months | 0 | 0.00 | 42 Months | 0 | 0.00 | 54 Months | 0 | 0.00 |
| | 0.32% | 0.78% | | 0.00% | 0.00% | | 0.00% | 0.00% | | 0.00% | 0.00% | | 0.00% | 0.00% |
| 7 Months | 6 | 2,246,800.00 | 19 Months | 0 | 0.00 | 31 Months | 0 | 0.00 | 43 Months | 0 | 0.00 | 55 Months | 0 | 0.00 |
| | 0.18% | 0.25% | | 0.00% | 0.00% | | 0.00% | 0.00% | | 0.00% | 0.00% | | 0.00% | 0.00% |
| 8 Months | 0 | 0.00 | 20 Months | 0 | 0.00 | 32 Months | 0 | 0.00 | 44 Months | 0 | 0.00 | 56 Months | 0 | 0.00 |
| | 0.00% | 0.00% | | 0.00% | 0.00% | | 0.00% | 0.00% | | 0.00% | 0.00% | | 0.00% | 0.00% |
| 9 Months | 0 | 0.00 | 21 Months | 0 | 0.00 | 33 Months | 0 | 0.00 | 45 Months | 0 | 0.00 | 57 Months | 0 | 0.00 |
| | 0.00% | 0.00% | | 0.00% | 0.00% | | 0.00% | 0.00% | | 0.00% | 0.00% | | 0.00% | 0.00% |
| 10 Months | 0 | 0.00 | 22 Months | 0 | 0.00 | 34 Months | 0 | 0.00 | 46 Months | 0 | 0.00 | 58 Months | 0 | 0.00 |
| | 0.00% | 0.00% | | 0.00% | 0.00% | | 0.00% | 0.00% | | 0.00% | 0.00% | | 0.00% | 0.00% |
| 11 Months | 0 | 0.00 | 23 Months | 0 | 0.00 | 35 Months | 0 | 0.00 | 47 Months | 0 | 0.00 | 59 Months | 0 | 0.00 |
| | 0.00% | 0.00% | | 0.00% | 0.00% | | 0.00% | 0.00% | | 0.00% | 0.00% | | 0.00% | 0.00% |
| 12 Months | 0 | 0.00 | 24 Months | 0 | 0.00 | 36 Months | 0 | 0.00 | 48 Months | 0 | 0.00 | 60+ Months | 0 | 0.00 |
| | 0.00% | 0.00% | | 0.00% | 0.00% | | 0.00% | 0.00% | | 0.00% | 0.00% | | 0.00% | 0.00% |

**12. Loss Mitigation and Servicing Modifications**

| | Modification Type | Current Count | Current Scheduled Balance | 1 Payment Count | 1 Payment Scheduled Balance | 2 Payments Count | 2 Payments Scheduled Balance | 3+ Payments Count | 3+ Payments Scheduled Balance | Foreclosure Count | Foreclosure Scheduled Balance | REO Count | REO Scheduled Balance | Total Count | Total Scheduled Balance |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Deal Totals | Capitalizations | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 |
| | Other Modifications | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 |

| | Modification Type | Payoffs Current Month Count | Payoffs Current Month Scheduled Balance | Payoffs Cumulative Count | Payoffs Cumulative Scheduled Balance | Repurchases Current Month Count | Repurchases Current Month Scheduled Balance | Repurchases Cumulative Count | Repurchases Cumulative Scheduled Balance | Liquidations Current Month Count | Liquidations Current Month Scheduled Balance | Liquidations Cumulative Count | Liquidations Cumulative Scheduled Balance | Total Current Month Count | Total Current Month Scheduled Balance | Total Cumulative Count | Total Cumulative Scheduled Balance |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Deal Totals | Capitalizations | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 |
| | Other Modifications | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 | 0 | 0.00 |

**13. Losses and Recoveries**

A. Current Cycle Realized Losses

| Current Period Realized Losses | | Liquidations | Charge-Offs | Servicing Modifications | Bankruptcy Losses | Total |
|---|---|---|---|---|---|---|
| Deal Totals | Loss Count | 0 | 0 | 0 | 0 | 0 |
| | Beginning Aggregate Scheduled Balance | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| | Principal Portion of Loss | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| | Interest Portion of Loss | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| | Total Realized Loss | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |

B. Cumulative Realized Losses

| Cumulative Realized Losses | | Liquidations | Charge-Offs | Servicing Modifications | Bankruptcy Losses | Total |
|---|---|---|---|---|---|---|
| Deal Totals | Loss Count | 0 | 0 | 0 | 0 | 0 |
| | Total Realized Loss | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |

C. Subsequent Recoveries

| Subsequent Recoveries | | Current Period | Cumulative |
|---|---|---|---|
| Deal Totals | Subsequent Recoveries Count | 0 | 0 |
| | Subsequent Recoveries | 0.00 | 0.00 |
| | Net Loss [1] | 0.00 | 0.00 |
| | Net Loss % [2] | 0.00% | 0.00% |

[1] Total Realized Loss less Subsequent Recoveries

[2] Net Loss % of Original Balance

**D. Default Percentages**

| Default Loss Percentage | | 1 Month | 3 Months | 6 Months | 12 Months | Life of Deal |
|---|---|---|---|---|---|---|
| | Monthly Default Rate | 0.00% | 0.00% | 0.00% | | 0.00 % |
| | Constant  Default Rate | 0.00% | 0.00% | 0.00% | | 0.00% |

1-Month MDR (Current Month) =   SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) *….* (1-MDR_{n-1}) * (1-MDR_n)]^{(1/m)}$

$CDR_m = 1- [(1- MDR_m)^{12}]$,where m is number of months in period

**E. Special Hazard, Fraud Loss, and Bankruptcy**

| | Special Hazard Amount | Fraud Loss Amount | Bankruptcy Amount |
|---|---|---|---|
| **Deal Totals** | **9,716,116.00** | **29,148,349.00** | **353,310.00** |

**14. Credit Enhancement Report**

**Reserve Accounts**

| Description | Source | Beginning Balance | DEPOSITS Investment Earnings | DEPOSITS Other Deposits | WITHDRAWALS Draws | WITHDRAWALS Releases | Ending Balance |
|---|---|---|---|---|---|---|---|
| CLASS P RESERVE-prepayment charges | Residential Funding Company, LLC | 0.00 | 0.00 | 11,058.60 | 11,058.60 | 0.00 | 0.00 |

**Statement to Certificateholder**

Residential Accredit Loans Inc,  2007-QS3
September 25, 2007

**15. Distribution Percentages**

| | Beginning Current Super Senior Percentage | Beginning Current Senior Support Percentage | Beginning Current Senior  Percentage | Beginning Current Senior Accelerated Percentage |
|---|---|---|---|---|
| | 0.00000000% | 0.00000000% | 92.85549516% | 100.00000000% |

| | Ending Percentage |
|---|---|
| M-1 | 3.49288543% |
| M-2 | 1.21720197% |
| M-3 | 0.89967386% |
| Class M  Total: | 5.60976126% |
| B-1 | 0.63506711% |
| B-2 | 0.47629216% |
| B-3 | 0.42338431% |
| Class B  Total: | 1.53474358% |

Ending Percentage Uses Beginning Certificate Principal Balance

**18. Performance Tests**

| | |
|---|---|
| Current Distribution Date >= Target Distribution | |
| Current Distribution Date >= Target Distribution Date | False |
| Current Senior Pct > Initial Senior Percent | |
| Current Senior Percentage > Original Senior Percentage | False |
| 60+ Dlq Avg Loan Balance / Subordinate Balance | |
| Dlq Average Loan Balance / Class M and B balance Test | True |
| 60+ Dlq Avg Loan Balance <= 2% of Pool Balance | |
| Dlq Average Loan Balance Test | False |
| Sub Balance Test OR 2% Delinquency Test | |
| Dlq Balance Test | True |
| Aggregate Realized Loss Pct < Scheduled Loss Pct | |
| Aggregate Realized Loss Test | True |
| Sr. Accel. % Trigger - 1st Trigger Event | |
| 1st Senior Accelerated Stepdown Test | True |
| 60+ Dlq Avg Loan Balance <= 4% of Avg Pool Balance | |
| 2nd 60+ Delinquent Average Loan Balance Test | True |
| Aggregate Realized Loss Pct < Scheduled Loss Pct | |
| Aggregate Realized Loss Percentage < 2nd Scheduled Loss Percentage | True |
| Sr. Accel. % Trigger - 2nd Trigger Event | |
| 2nd Senior Accelerated Stepdown Test | True |
| 60+ Delinq Balance OR Aggregate Loss Test | |
| 1st or 2nd Sr. Accel Stepdown Test | True |
| Senior Accelerated Stepdown Date and Trigger Event | |
| Senior Accelerated Stepdown Trigger in effect? | False |

| B-1, B-2, B-3 BegBal/PoolBal | |
|---|---|
| Class B-1 Prepayment Distribution Trigger | False |
| Class B-2 Prepayment Distribution Trigger | False |
| Class B-3 Prepayment Distribution Trigger | False |
| Class M-2 Prepayment Distribution Trigger | False |
| Class M-3 Prepayment Distribution Trigger | False |

## 20. Comments

**Comments:** Credit Support Depletion Date has not occured

**ERISA Text:** Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an 'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Statement To Certificateholder

Residential Accredit Loans, Inc. 2007-QS3
September 25, 2007

Cash Flow Received and Uses of Funds

| Cash Flow Received | Amount |
|---|---|
| Principal and Interest Payments | 16,290,192.07 |
| Prepayment Premium | 11,058.60 |
| Liquidation and Insurance Proceeds | 0.00 |
| Subsequent Recoveries | 0.00 |
| Repurchase Proceeds | 277,923.55 |
| Other Deposits/Adjustments (including Derivative Payment) | 8,762.13 |
| Total Deposits | 16,587,936.35 |

| Uses of Funds | Amount |
|---|---|
| Transfer to Certificate Account | 16,534,122.36 |
| Reimbursed Advances and Expenses | 0.00 |
| Master Servicing Compensation | 53,813.97 |
| Derivative Payment | 0.00 |
| Total Withdrawals | 16,587,936.33 |
| | |
| Ending Balance | 0.00 |